UNITED STATES OF AMERICA
                  Before the
SECURITIES AND EXCHANGE COMMISSION
--------------------------------------------

         In the Matter of

NATIONAL FUEL GAS COMPANY                                 EIGHTH
NATIONAL FUEL GAS DISTRIBUTION CORPORATION                CERTIFICATE
NATIONAL FUEL GAS SUPPLY CORPORATION                      PURSUANT TO
SENECA RESOURCES CORPORATION                              RULE 24
HIGHLAND LAND & MINERALS, INC.
LEIDY HUB, INC.
DATA-TRACK ACCOUNT SERVICES, INC.
NATIONAL FUEL RESOURCES, INC.
HORIZON ENERGY DEVELOPMENT, INC.
SENECA INDEPENDENCE PIPELINE COMPANY
NIAGARA INDEPENDENCE MARKETING COMPANY
UPSTATE ENERGY INC., F/K/A NIAGARA ENERGY TRADING INC.

File No. 70-9153
(Public Utility Holding Company Act of 1935)
--------------------------------------------


         THIS IS TO CERTIFY, pursuant to Rule 24, that certain transactions proposed by National Fuel Gas Company ("National"), and its subsidiaries:
National Fuel Gas Distribution Corporation ("Distribution Corporation"), National Fuel Gas Supply Corporation ("Supply Corporation"), Seneca Resources Corporation ("Seneca"), Highland Land & Minerals, Inc. ("Highland") on its own behalf and as successor by merger to Utility Constructors, Inc. ("UCI"), Leidy Hub, Inc. ("Leidy"), Data-Track Account Services, Inc. ("Data-Track"), National Fuel Resources, Inc. ("NFR"), Horizon Energy Development, Inc. ("Horizon Energy"), Seneca Independence Pipeline Company ("SIP"), Niagara Independence Marketing Company ("NIM"), and Upstate Energy Inc., formerly known as Niagara Energy Trading Inc. ("Upstate") (collectively, the "Subsidiaries"), in their Application-Declaration on Form U-1, as amended, ("Application-Declaration")in SEC File No. 70-9153, have been carried out in accordance with the terms and conditions, and for the purposes as represented by said Application-Declaration, and the Order of the Securities and Exchange Commission ("Commission") (HCAR No. 35-26847 dated March 20, 1998) with respect thereto.

1.  EXTERNAL FINANCING BY NFG
    -------------------------

BORROWING BY NATIONAL
---------------------

a.  Short-term Debt
    ---------------

         National borrowed funds by issuing commercial paper and/or short-term notes (in all cases having maturities of no more than 270 days) to banks or other financial institutions during the quarter ended December 31, 1999 ("Quarter") as summarized below:


     ---------------------------------------------------------------------------
     At Beginning    At End          Maximum Level           Minimum Level
      of Quarter   of Quarter   of Such Short-term Debt  Of Such Short-term Debt
     ------------  ----------   -----------------------  -----------------------

     $26,600,000   $29,900,000        $29,900,000             $26,600,000

b.  Long-term securities
    --------------------

(1) Long-Term Debt Securities; Preferred Stock

         During the Quarter, National did not sell any long-term debt securities (i.e. debt with maturities in excess of 270 days). In addition, National has no preferred stock outstanding.

(2) Stock Issuance Plans

         During the Quarter, National issued the following shares of common stock through the following plans ("Stock Issuance Plans"):

                                Number of      Number of Shares Exchanged as
Name Of Plan                    Shares Issued  Consideration for Share Issuances
------------                    -------------  ---------------------------------

Customer Stock Purchase             4,903                   N/A
Plan

Dividend Reinvestment              24,494                   N/A
and Stock Purchase Plan

Direct Stock Purchase               4,811                   N/A
and Dividend Reinvestment Plan

Tax Deferred Savings               29,156                   N/A
Plans [401(k)]

Retainer Policy for                   700                   N/A
Outside Directors

1997 Award & Option Plan            2,500                  - 0 -

1993 Award and Option Plan          9,400                  1,480

1984 Stock Plan                    14,152                  2,631

1983 Incentive Stock Option         3,135                  - 0 -
Plan

Total Number of                    93,251                  4,111
Shares Issued/Exchanged

Net New Shares                     89,140

Aggregate Consideration received upon issuance of 89,140 shares:  $3,921,524.88.

         The purpose of National's Customer Stock Purchase Plan and its Dividend Reinvestment and Stock Purchase Plan is to promote the long-term ownership of National's common stock by allowing for the purchase thereof directly from National, through cash purchases and through reinvestment of cash dividends. Effective November 1, 1999, these plans were combined into a new plan known as the National Fuel Direct Stock Purchase and Dividend Reinvestment Plan.

         The purpose of National's two Tax-Deferred Savings Plans is to encourage certain employees of National and of its Subsidiaries to provide for their retirement needs by providing opportunities for long-term capital accumulation, to promote ownership of National's common stock among certain employees, to provide an attractive employee benefit, and to keep National's employee benefit program competitive with programs offered by other corporations.

         The purpose of National's Retainer Policy for outside directors is to pay outside directors a portion of their annual retainer in common stock of National. This promotes the long-term ownership of National's common stock by outside directors.

         National adopted its four award and option plans in order to attract, retain and motivate key employees of outstanding ability. These plans were intended to provide an incentive to key employees to maximize the long-range profits, revenues, and financial integrity of National by increasing the personal stake of those employees in the continued success and growth of National, and by providing significant incentives to their continuation of employment at National and its Subsidiaries.

         On December 9, 1999, pursuant to the National Fuel Gas Company 1997 Award and Option Plan, the Compensation Committee of the Board of Directors of National awarded 7,589 shares of restricted stock.

(3) Compliance With Parameters Concerning Long-Term Securities

         During the Quarter, all long-term debt of National had bond ratings of "investment grade", and National's common equity (as reflected in its Form 10-Q) did not fall below 30% of National's consolidated capitalization.

c.  Hedging Transactions
    --------------------

         During the Quarter, National did not enter into any hedges or other derivative transactions as contemplated by the Application-Declaration either pursuant to a Hedge Program or an Anticipatory Hedge Program.

d.  Other Securities
    ----------------

         During the Quarter, National did not issue other types of securities ("Other Securities").

2.  MONEY POOL
    ----------

         During the Quarter, National coordinated the borrowing requirements of Subsidiaries through the system money pool ("Money Pool"). Money Pool activities included:

         a. National sold commercial paper during the Quarter, through Merrill Lynch Money Markets, Inc. and/or Chase Securities, Inc. The proceeds thereof which were not needed for National's own corporate purposes were loaned by National to certain Subsidiaries that borrowed either directly or through the Money Pool during the Quarter.

                                Commercial Paper Outstanding
              ------------------------------------------------------------------
                                            Maximum Amount      Minimum Amount
              At Beginning     At End     Outstanding During  Outstanding During
               of Quarter    of Quarter        Quarter             Quarter
               ----------    ----------        -------             -------

              $147,500,000  $199,400,000     $200,000,000       $117,500,000

         b. National issued short-term notes to banks or other financial institutions during the Quarter. The proceeds thereof which were not needed for National's own corporate purposes were loaned by National to certain Subsidiaries that borrowed either directly or through the Money Pool during the Quarter.

                       National's External Bank/Financial Institution
                             Borrowings Outstanding (Money Pool)
              ------------------------------------------------------------------
                                            Maximum Amount      Minimum Amount
              At Beginning     At End     Outstanding During  Outstanding During
               of Quarter    of Quarter        Quarter             Quarter
               ----------    ----------        -------             -------

              $218,200,000  $228,000,000     $242,100,000       $180,000,000

         c. The maximum aggregate amount of external short-term debt borrowed by National (for its own use and for the Money Pool) at any time during the Quarter was $457,300,000, and the maximum aggregate amount that National and its Subsidiaries lent to other Subsidiaries participating in the Money Pool at any time during the Quarter was $493,200,000.

         d. The  following  table lists cash  balances that National and certain
Subsidiaries   (i.e.,   Subsidiaries   with  surplus   funds)  loaned  to  other
Subsidiaries that borrowed through the Money Pool during the Quarter:

                      Cash Balances Loaned Through the Money Pool
                 ------------------------------------------------------
                 At Beginning     At End
                  of Quarter    of Quarter      Maximum       Minimum
                  ----------    ----------      -------       -------

National         $42,500,000    $46,900,000   $48,200,000   $44,400,000
Distribution               0              0             0             0
Supply                     0              0             0             0
Seneca            14,800,000     17,400,000    17,500,000    14,500,000
Highland                   0              0             0             0
Leidy                700,000        800,000       800,000       700,000
Data-Track           600,000        700,000       700,000       600,000
NFR                1,400,000              0     3,100,000             0
Horizon Energy             0              0       500,000             0
SIP                        0              0             0             0
NIM                        0              0             0             0
Upstate                    0              0             0             0

         e. The following table lists cash balances that certain Subsidiaries borrowed through the Money Pool during the Quarter. National does not borrow from its Subsidiaries through the Money Pool or otherwise. Horizon Energy does not borrow from the Money Pool.

                              Borrowings from the Money Pool
                 ---------------------------------------------------------
                 At Beginning      At End        Maximum        Minimum
                  of Quarter     of Quarter      Borrowed       Borrowed
                  ----------     ----------      --------       --------

Distribution     $ 64,300,000   $119,200,000   $127,500,000   $ 51,100,000
Supply             46,200,000     40,200,000     52,900,000     37,200,000
Seneca            251,100,000    257,700,000    266,900,000    246,700,000
UCI                         0              0              0              0
Highland           50,800,000     53,200,000     53,200,000     50,200,000
Leidy                       0              0              0              0
Data-Track                  0              0              0              0
NFR                         0      7,000,000      7,000,000              0
Horizon Energy              0              0              0              0
SIP                 9,600,000     10,700,000     10,700,000      9,600,000
NIM                         0              0              0              0
Upstate             3,700,000      5,200,000      5,200,000      3,700,000

3.  USE OF PROCEEDS
    ---------------

         National has used the proceeds of the aforementioned issuances of short-term debt, and the borrowing Subsidiaries have used the proceeds of their Money Pool borrowings, for acquisitions, capital expenditures, working capital needs, for the retirement or redemption of securities, or for other general corporate purposes.

4.  EXTERNAL FINANCING BY DISTRIBUTION
    ----------------------------------

         During the Quarter, Distribution did not engage in external financing.

5.  FINANCING ENTITIES
    ------------------

         During the Quarter, National and its nonutility Subsidiaries did not organize new corporations, trusts, partnerships or other entities created for the purpose of facilitating financing.

6.  GUARANTEES BY NATIONAL
    ----------------------

         During  the  Quarter,   National  made  guarantees  on  behalf  of  its
Subsidiaries in the aggregate amount of $13,000,000. The maximum amount of guarantees or credit support that National had outstanding to its Subsidiaries at any time during the quarter was $172,310,000.

         All guarantees  relate to gas  transportation,  purchases or sales,  or
other  credit  support  agreements   relating  to  the  Subsidiaries'   existing
businesses.

7.  ACQUISITIONS OF EWG'S, FUCO'S AND RULE 58 COMPANIES
    ---------------------------------------------------

         During the Quarter, neither National nor any of its Subsidiaries made any investments in entities that had been designated as electric wholesale generators (EWG's) or foreign utility companies (FUCO's) at such time, and did not make any investments in energy-related companies and gas-related companies under Rule 58 other than loans reported on National's Form U-6B-2 and/or Form U-9C-3 for the Quarter.

         The aggregate investment of National and its Subsidiaries in EWG's and FUCO's does not exceed the limits set forth in the Commission's Rule 53.

SIGNATURES

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this First Certificate Pursuant to Rule 24 to be signed on their behalf by the undersigned thereunto duly authorized.

NATIONAL FUEL GAS COMPANY

By:  /s/ P. C. Ackerman
   ------------------------------------
         P. C. Ackerman
         President

NATIONAL FUEL GAS DISTRIBUTION
CORPORATION

By:  /s/ D. F. Smith
   ------------------------------------
         D. F. Smith
         President

SENECA RESOURCES CORPORATION

By:  /s/ J. A. Beck
   ------------------------------------
         J. A. Beck
         President

NATIONAL FUEL GAS SUPPLY CORPORATION

By:  /s/ R. Hare
   ------------------------------------
         R. Hare
         President

NATIONAL FUEL RESOURCES, INC.

By:  /s/ R. J. Kreppel
   ------------------------------------
         R. J. Kreppel
         President

HORIZON ENERGY DEVELOPMENT, INC.

By:  /s/ P. C. Ackerman
   ------------------------------------
         P. C. Ackerman
         President

HIGHLAND LAND & MINERAL, INC.

By:  /s/ J. A. Beck
   ------------------------------------
         J. A. Beck
         President


DATA-TRACK ACCOUNT SERVICES, INC.

By:  /s/ P. C. Ackerman
   ------------------------------------
         P. C. Ackerman
         President

LEIDY HUB, INC.

By:  /s/ W. E. DeForest
   ------------------------------------
         W. E. DeForest
         President

SENECA INDEPENDENCE PIPELINE COMPANY

By:  /s/ D. J. Seeley
   ------------------------------------
         D. J. Seeley
         President, Secretary & Treasurer

NIAGARA INDEPENDENCE MARKETING COMPANY

By:  /s/ C. H. Friedrich
   ------------------------------------
         C. H. Friedrich
         Treasurer

UPSTATE ENERGY INC.

By:  /s/ C. H. Friedrich
   ------------------------------------
         C. H. Friedrich
         Treasurer

Dated:  February 23, 2000